Exhibit 99.5

Supplemental Financial Information
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

	2006	2005	2004	2003	2002	2001	2000	1999
Gross premiums written	$1,932,750	$1,894,660	$2,001,806	$1,887,214	$1 ,352,962	$687,976	$432,953	$342,304
Net premiums earned	1,766,497	1,791,943	1,778,374	1,711,909	1,106,568	563,698	363,567	299,877
Underwriting profit (loss)	21,273	49,789	39,418	(27,229)	1,663	4,932	(3,555)	(7,712)
Investment income	120,871	93,035	74,266	56,226	41,298	33,940	30,013	25,439
Net realized gains	28,987	38,239	20,392	41,466	10,353	7,801	7,032	639
Net income	123,309	135,008	101,014	60,877	50,644	29,018	18,496	9,152
Shareholders’ equity	900,962	804,715	666,501	553,343	390,896	336,789	182,356	167,041
Total assets	4,048,338	3,795,194	3,519,392	2,849,636	1,903,338	1,115,900	784,972	739,620
Retained earnings	560,126	460,050	334,468	233,454	172,577	121,933	92,915	74,419

Key Indicator
NPW to Statutory Surplus ratio	1.6	1.9	2.2	2.9	3.1	2.2	2.5	2.0
Interest Coverage ratio	5.9	7.2	6.7	5.2	7.6	7.1	4.9	2.8
Debt to Capitalization ratio	24%	23%	25%	22%	28%	21%	35%	39%

Claims ratio (%)
Company	69.9	68.3	70.9	74.5	71.4	70.6	68.9	68.4
Industry - Canadian	62.0	63.2	61.9	69.0	74.5	78.0	74.6	73.6

Expense ratio (%)
Company	28.9	28.9	26.9	27.1	28.4	28.5	32.1	34.2
Industry - Canadian	30.2	28.7	28.2	30.2	31.2	33.4	33.8	33.3

Combined ratio (%)
Company	98.8	97.2	97.8	101.6	99.8	99.1	101.0	102.6
Industry - Canadian	92.2	91.9	90.1	99.2	105.7	111.4	108.4	106.9

Return on equity (%)
Company	14.5	18.4	16.6	12.9	13.9	13.3	10.6	5.5
Industry - Canadian	18.0	18.8	20.6	12.2	2.1	2.0	6.5	6.7

Investment Yield (%)
Total return yield*	5.2	3.2	4.9	6.9	6.2	7.6	10.7	2.5
Total realized return	5.0	4.7	4.0	5.7	4.9	6.4	7.4	5.8

Book value per share
At year end	$16.12	$14.25	$11.86	$9.91	$8.01	$6.92	$5.35	$4.91
Annual increase	13.2%	20.2%	19.7%	23.7%	15.8%	29.3%	9.0%	7.7%

Earnings per share
Basic	$2.19	$2.39	$1.80	$1.16	$1.04	$0.78	$0.54	$0.26
Diluted	$2.17	$2.37	$1.79	$1.15	$1.02	$0.77	$0.54	$0.26

Weighted average number of shares outstanding
Basic	56,234	56,423	56,124	52,307	48,743	37,202	33,985	35,595
Diluted	56,869	56,963	56,549	52,771	49,427	37,856	34,341	35,716

This table contains certain non-GAAP measures. For an explanation of these non-GAAP measures, see page 15 of the annual report.

All financial information relating to the insurance industry for the years 1999 to 2005 was obtained from IAO Actuarial Consulting Services Inc.,
The Quarterly Report, 3rd Quarter, 2006. Information for the 2006 year was obtained from
The Office of the Superintendent of Financial Institutions Canada, Financial Data - Property & Casualty Insurance Companies.
* Total return yield includes the change in unrealized gains/(losses) on the investment portfolio.

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